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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cambridge Investment Research, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1776 Pleasant Plain Rd
(No. and Street)

Fairfield	Iowa	525556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carla Stone 641-472-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

221 3rd Avenue SE, Suite 300	Cedar Rapids	Iowa	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carla Stone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge Investment Research, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

First VP, Accounting

Title



NOTARIAL SEAL
IOWA
CYNTHIA LOWE
Commission Number 775072
My Commission Expires
October 1, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cambridge Investment Research, Inc.

Financial Report
December 31, 2015

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act of 1936

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

We have audited the accompanying statement of financial condition of Cambridge Investment Research, Inc. (the Company) as of December 31, 2015, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Investment Research, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Cambridge Investment Research, Inc.'s financial statements. The Supplemental Information is the responsibility of Cambridge Investment Research, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Cedar Rapids, Iowa
February 24, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Cambridge Investment Research, Inc.

Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 2,535,999
Receivables:	
Clearing brokers	12,583,040
Commissions	40,835,297
Other	21,762,203
Affiliates	1,126,206
Deposits with clearing brokers	210,000
Securities owned, at fair value	7,420,686
Other assets	3,094,933
	$ 89,568,364
Liabilities and Shareholder's Equity	
Liabilities:	
Commissions payable	$ 40,768,520
Accounts payable	1,872,751
Accrued expenses	422,435
Due to clearing broker	104,032
Securities sold, not yet purchased, at fair value	11,681
Due to affiliates	1,744,689
Total liabilities	44,924,108
Commitments and Contingencies (Notes 6 and 7)	
Shareholder's Equity:	
Common stock, $.01 par value; 750,000 shares authorized; 10,000 shares issued and outstanding	100
Additional paid-in capital	48,900
Retained earnings	44,595,256
Total shareholder's equity	44,644,256
	$ 89,568,364

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Income
Year Ended December 31, 2015

Revenues:	
Commissions	$ 256,914,635
Fee-based	71,728,305
Other	64,181,213
Total revenue	392,824,153
Expenses:	
Commissions	295,564,403
Management fees	51,282,782
General and administrative	9,722,364
Clearing firm charges	11,281,990
Professional fees including litigation and customer settlements	6,101,005
Regulatory fees	303,010
Total expenses	374,255,554
Net income	$ 18,568,599

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2015

	Total Subordinated Debt	Portion Qualifying As Equity
Balance, December 31, 2014	$ -	$ -
Increases	-	-
Decreases	-	-
Balance, December 31, 2015	$ -	$ -

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2014	$ 100	$ 48,900	$ 58,826,657	$ 58,875,657
Capital distributions	-	-	(32,800,000)	(32,800,000)
Net income	-	-	18,568,599	18,568,599
Balance, December 31, 2015	$ 100	$ 48,900	$ 44,595,256	$ 44,644,256

See Notes to Financial Statements.

Cambridge Investment Research, Inc.

Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net income	$ 18,568,599
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of other receivables	4,668,524
Provision for doubtful other receivables	72,233
Change in assets and liabilities:	
Decrease in receivables - clearing brokers	19,901,674
Increase in receivables - commissions	(2,863,447)
Increase in receivables - other	(7,028,364)
Increase in receivables - affiliates	(1,126,206)
Decrease in securities owned	1,397,538
Decrease in other assets	155,216
Increase in commissions payable	1,410,648
Increase in accounts payable	551,198
Increase in accrued expenses	63,808
Decrease in due to clearing broker	(294,336)
Decrease in securities sold, not yet purchased	(96,670)
Decrease in due to affiliates	(1,901,360)
Net cash provided by operating activities	33,479,055
Cash Flows (Used in) Financing Activities, capital distributions	(32,800,000)
Net cash (used in) financing activities	(32,800,000)
Net increase in cash and cash equivalents	679,055
Cash and cash equivalents, at beginning of year	1,856,944
Cash and cash equivalents, at end of year	$ 2,535,999

See Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies

Organization and business: Cambridge Investment Research, Inc. (Company) was incorporated in Iowa on October 2, 1995. The Company is a wholly-owned subsidiary of Cambridge Investment Group, Inc. The Company is registered as a broker dealer in securities with the Securities and Exchange Commission; a member of the Financial Industry Regulatory Authority and also registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures Association. In this capacity, it deals primarily in mutual funds, managed accounts and insurance related products. The company introduces its customers to clearing brokers on a fully disclosed basis. The Company also sells direct participation programs that may be organized as commodity pools.

The Company, under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act).

Cash equivalents: The Company considers liquid investments with maturities of three months or less to be cash equivalents.

Receivables from clearing brokers and commissions: Receivables from clearing brokers and commissions receivable primarily consist of commission and transaction-related receivables.

Receivables from others: From time to time, the Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes. These loans are recorded at face value at the time the loan is made. If the registered representative does not meet specific requirements or terminates his or her registration with the Company prior to the forgiveness of the loan, management will evaluate the collectability of the remaining loan amount. Forgivable loans to registered representatives totaled $17,978,044 as of December 31, 2015 and are included in other receivables on the statement of financial condition. The loans are amortized to general and administrative expense for financial reporting purposes over the term of the loan. Loan amortization charged to expense was $4,668,524 in 2015 and is included in general and administrative expenses on the statement of income.

Some loans to registered representatives are not subject to a forgiveness contingency. These loans are repaid to the Company by deducting a portion of the representatives' commission and fee payouts throughout the compensation cycle until the loans are paid off. Interest charged on these loans to representatives ranges up to 7% annually.

Management performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. Once it is determined that it is both probable that a loan has been impaired and the amount of the loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified and written off. The allowance for receivables from others was none as of December 31, 2015. Loans written off to expense totaled $72,233 in 2015.

Income taxes: The Company is recognized as a qualified subchapter S subsidiary by the Internal Revenue Service. The parent company's shareholders are liable for federal and state income taxes on its taxable income.

Note 1. Summary of Significant Accounting Policies (Continued)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2015, the Company had no material uncertain tax positions that are required to be recorded as a liability. The Company files income tax returns in U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2012.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for receivables from others, determination of litigation accruals and the management fee allocation.

Revenue recognition: Commission revenue and related expenses arising from securities transactions are recorded on trade-date basis. Revenue from fees is typically earned in accordance with the fee agreement and related fee platform cost. Other revenues primarily consist of fee platform revenue that is typically earned in accordance with agreements with registered representatives of the Company.

Securities owned or sold, but not yet purchased by the Company are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions on a trade date basis. Securities owned and securities sold, not yet purchased, are valued using quoted market prices.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. This topic applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy under this topic are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

Note 1. Summary of Significant Accounting Policies (Continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange and U.S. treasury securities are stated at the last reported sales price on the day of valuation. Investments in mutual funds are stated at the net asset value of shares held by the funds as of the end of trading on the day of valuation. These financial instruments are classified as level 1 in the fair value hierarchy.

There were no financial instruments classified as level 2 or 3 in the fair value hierarchy as of December 31, 2015.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2015.

There were no significant transfers of assets between levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2015.

Pending accounting pronouncement:

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, ("ASU 2014-09"). ASU 2014-09 outlines a new, single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. ASU 2014-09 is effective for private entities for annual reporting periods beginning after December 15, 2018 and interim periods within those periods. Early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company is currently assessing the impact that adopting this new accounting guidance will have on its financial statements and footnote disclosures.

Note 2. Securities Owned

Marketable securities owned, consist of trading and investment securities at fair values, as follows:

U.S. Treasury securities	$ 6,647,207
Mutual funds, consisting of approximately 79% fixed income/bond funds with remaining invested in equity funds	773,479
	$ 7,420,686

Securities sold, not yet purchased, mutual funds, consisting of approximately 86% fixed income/bond funds with remaining invested in equity funds	$ 11,681

Note 3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission minimum financial requirements for introducing brokers (CFTC Rule1.17), which requires the maintenance of a minimum amount of net capital equal to or in excess of the greater of $45,000 or the amount of net capital required by SEC Rule 15c3-1. As of December 31, 2015, the Company had net capital of $11,140,143, which was $8,145,981 in excess of its required net capital of $2,994,162. The Company's net capital ratio was 4.03 to 1.

Note 5. Related Party Transactions

The Company has a management agreement with an affiliated entity. Under the agreement, all normal administrative and overhead costs, including but not limited to salaries, rent, phone, postage, etc., will be paid by the affiliate. The Company pays the affiliate a portion of these costs monthly. The Company incurred management fees expense to the affiliate amounting to $51,282,782 during the year ended December 31, 2015.

The Company has payables to affiliates of $1,744,689 and receivables from affiliates of $1,126,206, as of December 31, 2015,

One hundred and fifty-seven of the Company's registered representatives are members of another affiliate that provides its members enhanced practice management, marketing, recruiting and succession planning consulting and access to financing for succession plan implementation, acquisitions, and working capital for other growth strategies. The members of this affiliate have assigned a percent of their practices' commission and fee revenue earned through the Company to the affiliate which totaled $8,375,267 for the year ended December 31, 2015 and is recorded as commission expense in the statement of income. The Company also collects on behalf of this affiliate payments of principal and interest due the affiliate from some of the Company's registered representatives who are members of the affiliate. In 2015 the Company collected $1,823,045 of such payments.

The Company bills and collects fee revenue and incurs related expenses for an affiliate of its parent. In 2015 the Company billed and collected $294,539,898 of such revenue and incurred $270,806,813 of related expenses. Neither this revenue nor the related expenses are recorded in the statement of income.

The Company receives payments for conferences and events. In 2015 the Company received $7,474,408 in such payments, none of which is recorded as revenue in the income statement but are instead transferred to an affiliate of its parent.

An affiliate of the Company transferred to the Company $18,414,023 in insurance related commissions. These commissions are recorded as commission revenue in the statement of income.

Note 6. Financial Instruments, Off-Balance Sheet Risks and Contingencies

Fair value of financial instruments: The Company's financial instruments including cash, deposits, receivables, other assets, accounts payable and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

In the normal course of business, the Company's client activities through its clearing brokers involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivables from the clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of these securities decline subsequent to December 31, 2015. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2015 fair value of the securities, and may incur a loss if the fair value of such securities increases subsequent to December 31, 2015.

Note 6. Financial Instruments, Off-Balance Sheet Risks and Contingencies (Continued)

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in litigation arising out of the normal course of business. In these matters, indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcome at the present time.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Cambridge Investment Research, Inc.

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2015

Computation of net capital:	
Shareholder's equity	$ 44,644,256
Nonallowable assets and other charges:	
Receivables - clearing brokers	957,476
Receivables - commissions	6,084,184
Receivables - others	21,762,203
Receivables - affiliates	1,126,206
Other assets	3,094,933
Net capital before haircuts on securities positions	11,619,254
Haircuts on securities positions and money market accounts	479,111
Net capital	$ 11,140,143
Computation of aggregate indebtedness:	
Items from statement of financial condition:	
Commissions payable	$ 40,768,520
Accounts payable	1,872,751
Accrued expenses	422,435
Due to clearing broker	104,032
Due to affiliate	1,744,689
Total aggregate indebtedness	$ 44,912,427
Computation of basic net capital requirement pursuant to Rule 15c3-1:	
Minimum requirements of 6-2/3% of aggregate indebtedness of $44,912,427 or $100,000, whichever is greater	$ 2,994,162
Computation of basic net capital requirement pursuant to Rule 1.17:	
Minimum requirements of basic net capital pursuant to Rule 15c3-1 or $45,000, whichever is greater	$ 2,994,162
Excess net capital	$ 8,145,981
Ratio of aggregate indebtedness to net capital	4.03

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2015 and pursuant to CFTC Rule 1.17.

Cambridge Investment Research, Inc.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2015

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2015

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) thereof.



RSM US LLP

Report of Independent Registered Public Accounting Firm on Internal Control

To the Board of Directors
Cambridge Investment Research, Inc.
Fairfield, Iowa

In planning and performing our audit of the financial statements of Cambridge Investment Research, Inc. (the Company), as of and for the year ended December 31, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Cedar Rapids, Iowa
February 24, 2016